Mail Stop 3561

      							January 13, 2006


Joseph J. Raymond
Chief Executive Officer
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726

	Re:  Stratus Services Group, Inc.
	Item 4.01 Form 8-K
      Filed January 12, 2006
	File No. 001-15789

Dear Mr. Raymond:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Tell us supplementally, in detail, the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each material weakness identified by your former auditors.
Also, clarify the effect of the material weaknesses on previously issued financial statements and whether you intend to restate any prior period for any adjustment resulting from the reportable event.
If no effect on the financial statements, explain why not.

2. We note you have engaged the accounting firm of Randall Gruber, CPA to review your financial statements for the year ended September
30, 2005. We also note that it doesn`t appear that the firm of Randall Gruber, CPA has applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm
(i.e.
registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Randall Gruber, CPA which should include an Exhibit 16 letter from Randall Gruber, CPA.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*    *    *    *

      Please file your supplemental response to these comments and amendment, if appropriate, via EDGAR within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief
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Joseph J. Raymond
Stratus Services Group, Inc.
January 13, 2006
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